EXHIBIT 21.1

SUBSIDIARIES AS OF DECEMBER 31, 2002

Name	Jurisdiction of Incorporation	Percent Ownership

GolfWeb	California	100%
Sports.com Limited	United Kingdom	38%
Commissioner.com, Inc.	New York	100%
VegasInsider.com, Inc.	Delaware	100%
Las Vegas Sports Consultants, Inc.	Nevada	100%*
MVP.com Sports, Inc.	Delaware	100%
SBX Acquisition Corp.	Delaware	100%

*   Las Vegas Sports Consultants, Inc. is 100% owned by VegasInsider.com, Inc.